UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

China Biologic Products, Inc.

(Name of issuer)

Common Stock, $0.0001 par value per share

(Title of class of securities)

16938C106

(CUSIP number)

Scott A. Arenare, Esq.

Managing Director and General Counsel

Warburg Pincus LLC

450 Lexington Avenue

New York, NY 10017

(212) 878-0600

With a copy to:

Weiheng Chen, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.

Suite 504, Two Exchange Square

8 Connaught Place, Central

Hong Kong

+(852) 2168 0707

(Name, address and telephone number of person authorized to receive notices and communications)

December 15, 2011

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 16938C106	Page 2 of 16 Pages

(1)	Names of reporting persons Warburg Pincus Private Equity X, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 6,073,611 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 6,073,611 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 6,073,611 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 23.8% (See Item 5)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 16938C106	Page 3 of 16 Pages

(1)	Names of reporting persons Warburg Pincus X Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 194,306 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 194,306 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 194,306 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) less than 1% (See Item 5)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 16938C106	Page 4 of 16 Pages

(1)	Names of reporting persons Warburg Pincus X, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 6,267,917 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 6,267,917 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 6,267,917 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 24.5% (See Item 5)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 16938C106	Page 5 of 16 Pages

(1)	Names of reporting persons Warburg Pincus X LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 6,267,917 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 6,267,917 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 6,267,917 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 24.5% (See Item 5)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 16938C106	Page 6 of 16 Pages

(1)	Names of reporting persons Warburg Pincus Partners, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization New York
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 6,267,917 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 6,267,917 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 6,267,917 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 24.5% (See Item 5)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 16938C106	Page 7 of 16 Pages

(1)	Names of reporting persons Warburg Pincus & Co.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization New York
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 6,267,917 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 6,267,917 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 6,267,917 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 24.5% (See Item 5)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No.16938C106	Page 8 of 16 Pages

(1)	Names of reporting persons Warburg Pincus LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization New York
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 6,267,917 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 6,267,917 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 6,267,917 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 24.5% (See Item 5)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 16938C106	Page 9 of 16 Pages

(1)	Names of reporting persons Charles R. Kaye
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States ofAmerica
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 6,267,917 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 6,267,917 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 6,267,917 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 24.5% (See Item 5)
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 16938C106	Page 10 of 16 Pages

(1)	Names of reporting persons Joseph P. Landy
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 6,267,917 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 6,267,917 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 6,267,917 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 24.5% (See Item 5)
(14)	Type of reporting person (see instructions) IN

Pursuant to Rule 13d-2 promulgated under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Schedule 13D/A (this “Amendment No. 7”) amends and supplements the Schedule 13D filed on November 24, 2010 (the “Original Schedule 13D”, as amended and supplemented by the Schedule 13D/A filed on December 13, 2010, the Schedule 13D/A filed on December 17, 2010, the Schedule 13D/A filed on March 3, 2011, the Schedule 13D/A filed on May 26, 2011, the Schedule 13D/A filed on May 31, 2011 and the Schedule 13D/A filed on December 13, 2011, together with this Amendment No. 7, the “Schedule 13D”), and is being filed on behalf of Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (“WP X”), Warburg Pincus X Partners, L.P., a Delaware limited partnership (“WPP X”, and together with WP X, the “Funds”), Warburg Pincus X, L.P., a Delaware limited partnership (“WP X LP”) and the sole general partner of each of the Funds, Warburg Pincus X LLC, a Delaware limited liability company (“WP X LLC”) and the sole general partner of WP X LP, Warburg Pincus Partners, LLC, a New York limited liability company (“WPP LLC”) and the sole member of WP X LLC, Warburg Pincus & Co., a New York general partnership (“WP”) and the managing member of WPP LLC, Warburg Pincus LLC, a New York limited liability company (“WP LLC”) that manages each of the Funds, and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and a Co-President and Managing Member of WP LLC who may be deemed to control the Funds, WP X LP, WP X LLC, WPP LLC, WP and WP LLC (Mr. Kaye, Mr. Landy, WP X, WPP X, WP X LP, WP X LLC, WPP LLC, WP and WP LLC collectively being referred to as the “Warburg Pincus Reporting Persons”). This Amendment No. 7 relates to the common stock, $0.0001 par value per share (the “Shares”), of China Biologic Products, Inc., a Delaware corporation (the “Company”).

This Amendment No. 7 is being filed to (i) report purchases of additional Shares in the open market in multiple transactions and (ii) reflect that, pursuant to a voting arrangement disclosed in the Original Schedule 13D, the Warburg Pincus Reporting Persons may be deemed to be the beneficial owner of the Shares subject to such voting arrangement.

Certain information contained in this Schedule 13D/A relates to share ownership of persons other than the Warburg Pincus Reporting Persons. The Warburg Pincus Reporting Persons expressly disclaim any liability for any such information and for any other information provided in this Amendment that does not expressly pertain to a Warburg Pincus Reporting Person.

All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Original Schedule 13D, as amended.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by adding the following paragraphs at the end thereof:

Between December 12, 2011 and December 16, 2011, WP X purchased 567,894 Shares in the open market on the dates and at the prices set forth on Schedule I hereto (the “WP X Purchased Securities”).

Between December 12, 2011 and December 16, 2011, WPP X purchased 18,168 Shares in the open market on the dates and at the prices set forth on Schedule I hereto (the “WPP X Purchased Securities”, and together with the WP X Purchased Securities, the “Purchased Securities”).

The Funds acquired the Purchased Securities for aggregate consideration (excluding commissions) of approximately $6.68 million in these open market transactions. WP X and WPP X obtained the funds used to acquire the Purchased Securities from capital contributions from their respective limited partners.

Item 5. Interest in the Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The percentages used herein are calculated based upon the 25,551,125 Shares outstanding as of November 4, 2011, as reported in the Company’s Form 10-Q filed with the U.S. Securities and Exchange Commission (“SEC”) on November 7, 2011.

WP X is the direct owner of 6,073,611 Shares representing approximately 23.8% of the outstanding Shares. WPP X is the direct owner of 194,306 Shares representing less than 1% of the outstanding Shares.

In addition, each of WP X and WPP X may be deemed to be the beneficial owner of an additional 10,108,581 Shares, pursuant to certain voting arrangements contained in the May 2010 Stock Purchase Agreement disclosed in the Original Schedule 13D and attached as Exhibit 3 thereto. As described in Item 4 and Item 6 of the Original Schedule 13D, pursuant to Section 4(b)(i) of the May 2010 Stock Purchase Agreement, each of the May 2010 Selling Shareholders has agreed with WP X and WPP X to use best efforts to cause an individual nominated by the Funds to become elected or appointed as a director of the Company provided that such individual is not prohibited by any applicable law or stock exchange rules to be a public company director, for so long as such May 2010 Selling Shareholder continues to beneficially own five percent (5%) or more of the total outstanding voting stock of the Company. In furtherance of the foregoing, upon request of the Funds, each of the May 2010 Selling Shareholders shall, to the extent allowed under Delaware law, promptly (i) use best efforts to cause the board of directors of the Company to increase its size by one and appoint the Funds’ nominee to fill such vacancy, (ii) use best efforts to nominate and elect such nominee as a director at each of the Company’s annual meetings of stockholders, (iii) vote all Shares and other securities of the Company beneficially owned at any meeting of stockholders of the Company and/or execute written consents in lieu of such meetings to elect the nominee of the Funds as a director of the Company and/or (iv) take any and all necessary or desirable actions to ensure that the nominee of the Funds is appointed as a director promptly upon the Funds’ request. As of December 14, 2010, the May 2010 Selling Shareholders were, in the aggregate, the direct owners of 10,108,581 Shares (the “May 2010 Selling Shareholder Shares”), as reported in their respective Schedules 13D/A filed with the SEC on such date. A representative of the Warburg Pincus Reporting Persons became a director of the Company on February 27, 2011, as set forth in Amendment No. 3 to the Schedule 13D previously filed with the SEC on March 3, 2011. WP X may be deemed to beneficially own, in the aggregate, 16,182,192 Shares, representing approximately 63.3 % of the outstanding Shares, and WPP X may be deemed to beneficially own, in the aggregate, 10,302,887 Shares, representing approximately 40.3 % of the outstanding Shares. Due to their respective relationships with the Funds and each other, each of the Warburg Pincus Reporting Persons (other than the Funds) may be deemed to beneficially own, in the aggregate, 16,376,498 Shares, representing approximately 64.1 % of the outstanding Shares. Each of WP LLC, WP, WPP LLC, WP X LLC, WP X LP, Mr. Kaye and Mr. Landy disclaims beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of all the Shares to which such Warburg Pincus Reporting Person does not have a pecuniary interest.

(b) WP X is deemed to (i) share voting power and disposition power over 6,073,611 Shares with each of the Warburg Pincus Reporting Persons (other than WPP X), (ii) share voting power over 5,515,957 Shares with each of the Warburg Pincus Reporting Persons (other than WPP X) and Ms. Siu Ling Chan and (iii) share voting power over 4,592,624 Shares with each of the Warburg Pincus Reporting Persons (other than WPP X) and Ms. Lin Ling Li. WPP X is deemed to (i) share voting and disposition power over 194,306 Shares with each of the Warburg Pincus Reporting Persons (other than WP X), (ii) share voting power over 5,515,957 Shares with each of the Warburg Pincus Reporting Persons (other than WP X) and Ms. Siu Ling Chan and (iii) share voting power over 4,592,624 Shares with each of the Warburg Pincus Reporting Persons (other than WP X) and Ms. Lin Ling Li. Each of the Warburg Pincus Reporting Persons (other than the Funds) is deemed to (i) share voting power and disposition power over 6,267,917 Shares with the Funds, (ii) share voting power over 5,515,957 Shares with the Funds and Ms. Siu Ling Chang, and (iii) share voting power over 4,592,624 Shares with the Funds and Ms. Lin Ling Li.

The identity and background information of each of Ms. Siu Ling Chan and Ms. Lin Ling Li are available in Item 2 of each of their respective Schedules 13D, as amended, previously filed with the SEC on September 12, 2007.

(c) In the past sixty days, the Funds acquired additional Shares through certain open market purchases between November 29, 2011 and December 16, 2011. Details of the transactions made between November 29, 2011 and December 9, 2011 are available in Item 3 and Schedule I of Amendment No. 6 to the Schedule 13D filed with the SEC on December 13, 2011 and details of the transactions made between December 12, 2011 and December 16, 2011 are available in Item 3 of this Amendment No. 7 and set forth on Schedule I hereto.

(d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the Shares is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

WARBURG PINCUS PRIVATE EQUITY X, L.P.

By: Warburg Pincus X, L.P., its general partner

By: Warburg Pincus X LLC, its general partner

By: Warburg Pincus Partners, LLC, its sole member

By: Warburg Pincus & Co., its managing member

Dated: December 19, 2011	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS X PARTNERS, L.P.

By: Warburg Pincus X, L.P., its general partner

By: Warburg Pincus X LLC, its general partner

By: Warburg Pincus Partners, LLC, its sole member

By: Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS X, L.P. By: Warburg Pincus X LLC, its general partner By: Warburg Pincus Partners, LLC, its sole member By: Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS X LLC By: Warburg Pincus Partners, LLC, its sole member By: Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS PARTNERS, LLC By: Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS & CO.

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS LLC

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Managing Director

CHARLES R. KAYE

By:	/s/ Charles R. Kaye
Name: Charles R. Kaye
By: Scott A. Arenare, Attorney-in-fact*

JOSEPH P. LANDY

By:	/s/ Joseph P. Landy
Name: Joseph P. Landy
By: Scott A. Arenare, Attorney-in-fact**

*	Power of Attorney given by Mr. Kaye was previously filed with the U.S. Securities and Exchange Commission (“SEC”) on March 2, 2006, as an exhibit to the Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.
**	Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006, as an exhibit to the Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

SCHEDULE I

Set forth below is a summary of purchases of Shares made on the open market by WP X and WPP X between December 12, 2011 and December 16, 2011, including the number of Shares purchased by each Fund each day and the average price per Share purchased on each day.

WP X Purchased Securities:

	September 30,	September 30,
Date of Purchase	Number of Shares	Average Price per Share
December 12, 2011	45,990	$11.2775
December 13, 2011	30,915	$11.6465
December 14, 2011	36,158	$11.5902
December 15, 2011	209,445	$11.3254
December 16, 2011	245,386	$11.4357
Total Shares purchased:	567,894

WPP X Purchased Securities:

	September 30,	September 30,
Date of Purchase	Number of Shares	Average Price per Share
December 12, 2011	1,471	$11.2775
December 13, 2011	989	$11.6465
December 14, 2011	1,157	$11.5902
December 15, 2011	6,701	$11.3254
December 16, 2011	7,850	$11.4357
Total Shares purchased:	18,168